Exhibit 4.22

DESCRIPTION OF THE REGISTRANT’S SECURITIES

GENERAL

The following is a summary of material characteristics of the capital stock of XpresSpa Group, Inc. (“we,” “us,” “our,” “XpresSpa,” or the “Company”) as set forth in our amended and restated certificate of incorporation and amended and restated bylaws, each as amended to date, our outstanding warrants, and certain provisions of Delaware law. The following description does not purport to be complete and is subject to and qualified in its entirety by, and should be read in conjuncture with, our amended and restated certificate of incorporation and amended and restated bylaws, each of which are filed as exhibits to the Annual Report on Form 10-K to which this description is an exhibit, and to applicable provisions of Delaware law.

As of April 13, 2020, the following securities were outstanding:

•	86,500,160 shares of common stock held by 115 stockholders of record;

•	2,406,239 shares of common stock issuable upon the conversion of preferred stock;

•	29,414,493 shares of common stock issuable upon the conversion of indebtedness;

•	27,009,331 warrants outstanding for the purchase of an aggregate of 27,009,331 shares of common stock; and

•	137,892 shares of common stock issuable upon the exercise of stock options.

COMMON STOCK

General

We are authorized to issue 150,000,000 shares of common stock, par value $0.01 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any then outstanding series of preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to any preferential rights of any then outstanding series of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The voting, dividend and liquidation rights of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of our existing series of preferred stock or any series of preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, with offices at 6201 15th Avenue, Brooklyn, New York 11219.

Stock Exchange Listing

Our common stock is listed for quotation on The Nasdaq Capital Market under the symbol “XSPA.”

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue 10,000,000 shares of preferred stock, $0.01 par value per share. The powers, preferences, rights and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

As of April 13, 2020, we had:

•	designated 300,000 shares of our preferred stock as “Series C Junior Preferred Stock” with no shares outstanding;

•	designated 2,397,060 shares of our preferred stock as “Series E Convertible Preferred Stock” with 987,988 shares outstanding; and

•	designated 9,000 shares of our preferred stock as “Series F Convertible Preferred Stock” with 1,531 shares outstanding.

Our board of directors has the authority, without further action by the stockholders, to issue additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of our common stock.

Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of our common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Our board of directors may specify the following characteristics of any preferred stock:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights;

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions; and

•	any preferred stock issued will be fully paid and nonassessable upon issuance.

Series C Junior Participating Preferred Stock

On March 18, 2016, our board of directors approved, and we entered into, a Section 382 Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agent”). The Rights Agreement provides for a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding on March 29, 2016 (the “Record Date”). Each Right entitles the holder to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock (the “Series C Preferred Stock”), for an initial purchase price of $9.50 (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement. In connection with the adoption of the Rights Agreement, we filed with the Secretary of State of the State of Delaware a Certificate of Designation of Series C Junior Participating Preferred Stock (the “Series C Certificate of Designation”). Pursuant to the Series C Certificate of Designation, the Series C Preferred Stock issuable upon exercise of the Rights are designed so that each 1/1,000th of a share of Series C Preferred Stock is the economic and voting equivalent of one whole share of common stock. In addition, the Series C Preferred Stock has certain minimum dividend and liquidation rights.

Series E Convertible Preferred Stock

On November 12, 2018, we filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations (the “Series E Certificate of Designation”) of Series E Convertible Preferred Stock (the “Series E Preferred Stock”). Pursuant to the Series E Certificate of Designation, the holders of the Series E Preferred Stock are entitled to participate in any dividends and distributions paid to common stockholders on an as-converted basis. The Series E Preferred Stock votes on an as-converted basis. The Series E Preferred Stock is convertible at any time and from time to time without the payment of additional consideration and has a stated value of $3.10 per share of Series E Preferred Stock. In the event of any liquidation or dissolution of the Company, the Series E Preferred Stock ranks senior to any other class of preferred stock and to the Common Stock in the distribution of assets, to the extent legally available for distribution. Upon the occurrence of certain fundamental events, the holders of the Series E Preferred Stock will be able to require the Company to redeem the shares of Series E Preferred Stock at the greater of the liquidation preference and the amount per share as would have been payable had the shares of Series E Preferred Stock been converted into common stock.

On July 8, 2019, we filed a certificate of amendment to the Series E Certificate of Designation to (i) increase the number of authorized shares of Series E Preferred Stock to 2,397,060 and (ii) upon receipt of the approval of our shareholders, which was obtained on October 2, 2019, reduce the conversion price to $2.00. The conversion price was subsequently reduced to $0.27125 per share in connection with the triggering of anti-dilution price protection.

Series F Convertible Preferred Stock

On July 8, 2019, we filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (the “Series F Certificate of Designation”) establishing and designating the rights, powers and preferences of the Series F Convertible Preferred Stock (the “Series F Preferred Stock”). We designated 9,000 shares of Series F Preferred Stock. Pursuant to the Series F Certificate of Designation, the holders of the Series F Preferred Stock are entitled, among other things, to the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis. The Series F Preferred Stock has no voting rights except as required by law. The Series F Preferred Stock contains certain anti-dilution price protection such that, following receipt of the approval of our shareholders, which was obtained on October 2, 2019, if at any time while the Series F Preferred Stock is outstanding, we issue any shares of Common Stock without consideration or for a consideration per share less than the conversion price then in effect for the Series F Preferred Stock, then the conversion price of the Series F Preferred Stock shall be lowered to a price equal to such issuance. The Series F Preferred Stock is convertible at any time and from time to time without the payment of additional consideration into shares of Common Stock at a conversion price initially equal to $2.00 per share, which was subsequently reduced to $0.175 per share in connection with the triggering of anti-dilution price protection, subject to certain adjustments and has a stated value of $100.00 per share of Series F Preferred Stock. In the event of any liquidation or dissolution of the Company, the Series F Preferred Stock will rank junior to our Series E Preferred Stock and any other class of preferred stock of senior rank to the Series F Preferred Stock, senior to any other class of preferred stock and to the Common Stock in the distribution of assets, to the extent legally available for distribution. Each share of Series F Preferred Stock is initially convertible into 50 shares of Common Stock.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase shares of our common stock, preferred stock and/or debt securities in one or more series together with other securities or separately. Below is a description of our currently outstanding warrants:

•	On May 15, 2018, we entered into a securities purchase agreement with certain purchasers, pursuant to which we agreed to issue Class A Warrants to purchase shares of common stock, at an exercise price that was subsequently reduced to $0.175 per share (the “Class A Warrants”). The Class A Warrants contain anti-dilution price protection. As of April 13, 2020, there were Class A Warrants to purchase 13,421,018 shares of common stock outstanding.

•	On July 8, 2019, we entered into a securities purchase agreement with Calm.com, Inc., pursuant to which we agreed to sell (i) an aggregate principal amount of $2,500,000 in 5.00% unsecured convertible Notes due 2022, which are convertible into shares of Series E Preferred Stock, which shares of Series E Preferred Stock are convertible into Common Stock and (ii) warrants to purchase 937,500 shares of the common stock at an exercise price that was subsequently reduced to $0.175 per share (the “Calm Warrants”). The Calm Warrants contain anti-dilution price protection. As of April 13, 2020, the Calm Warrants were exercisable for 10,714,286 shares of common stock.

•	On July 8, 2019, we entered into an amendment to certain outstanding warrants issued in December 2016 (the “December 2016 Warrants”), in order to, among other things, reduce the exercise price of such warrants, which exercise price was subsequently reduced to $0.175 per share. The December 2016 Warrants contain anti-dilution price protection. As of April 13, 2020, the December 2016 Warrants were exercisable for 1,428,573 shares of common stock.

•	On April 6, 2020, we entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with certain purchasers named therein, pursuant to which we issued and sold, in a registered direct offering, (i) 12,418,179 shares of the Company’s Common Stock at an offering price of $0.22 per share and (ii) an aggregate of 1,445,454 pre-funded warrants exercisable for shares of Common Stock (the “Fourth Pre-Funded Warrants”) at an offering price of $0.21 per Pre-Funded Warrant (the offering of the shares of Common Stock and the Pre-Funded Warrants, the “Fourth Offering”). As of April 13, 2020, the Fourth Pre-Funded Warrants were exercisable for 1,445,454 shares of common stock.

The warrants contain customary provisions for adjustment in the event of stock splits, subdivision or combination, mergers, and similar events. The holders of the warrants have the right to exercise the warrants by means of a cashless exercise in certain circumstances.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Charter Documents

Our amended and restated certificate of incorporation provides that amendments by our stockholders of our amended and restated bylaws require the approval of at least 66 2/3% of the voting power of all outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could delay changes in management.

Our amended and restated bylaws provide that a special meeting of stockholders may be called at any time by our board of directors. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as a majority of our board of directors believes the matter should be considered and such stockholder would only be able to force consideration of such proposal at the next annual meeting, provided that the requestor met the applicable notice requirements. The restriction on the ability of our stockholders to call a special meeting means that a proposal to replace one or more directors on our board of directors also could be delayed until the next annual meeting.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. The amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified directors and officers. We also maintain directors’ and officers’ liability insurance. This description of the limitation of liability and indemnification provisions of our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements is qualified in its entirety by reference to these documents.